Exhibit 99.2

Debt Financing. As a result of a corporate restructuring undertaken in late 2012, Former SAE was formed as a holding company. Former SAE, and now Merger Sub, owns all of the shares of SAExploration, Inc. (“SAE Inc.”). On November 28, 2012, Former SAE, SAE Inc. and our domestic subsidiaries NES, LLC (“NES”) and SAExploration Seismic Services (US), LLC (“Seismic”) entered into the $80 million term loan 2012 Credit Agreement and retired the $18.1 million owed under the Prudential notes, and other debt aggregating approximately $11.2 million. Former SAE incurred a prepayment penalty of $2.2 million on the Prudential notes, which was expensed in 2012. The fees and expenses associated with the 2012 Credit Agreement, including the fair value of certain warrants issued, will be amortized over the life of the 2012 Credit Agreement.

In connection with the Merger, we executed a Joinder to the 2012 Credit Agreement, pursuant to which we joined the 2012 Credit Agreement, in the same capacity as Former SAE. In addition, the 2012 Credit Agreement was amended by an Amendment No. 2 and Consent dated as of June 24, 2013 (“Amendment No. 2”). Amendment No. 2 amended the 2012 Credit Agreement to:

•	replace the administrative agent;

•	change the definition of “Change of Control” thereunder to lower the economic ownership and voting control percentages that were required to be achieved in connection with the Merger, and that must be maintained upon any disposition, by certain of the Former SAE insiders, including Jeff Hastings, Brian Beatty and Brent Whiteley;

•	change the required Total Leverage Ratio, which is consolidated indebtedness (all outstanding debt, capital lease obligations, unused letters of credit and contingent obligations) divided by consolidated EBITDA, for the fiscal quarter ended June 30, 2013, from 2:50:1:00 to 2:65:1:00;

•	provide for the relaxation of certain other financial covenants if we borrow the $20 million of additional loans pursuant to the commitment described below; and

•	make certain other clarifying changes to certain provisions of the 2012 Credit Agreement.

At the time Former SAE entered into Amendment No. 2, Former SAE and the Borrowers under the 2012 Credit Agreement received a commitment to fund, at Former SAE’s election and subject to the satisfaction of customary closing conditions, the full $20 million of the additional loans available to the borrowers under the 2012 Credit Agreement. That commitment has since expired.

The 2012 Credit Agreement was further amended pursuant to an Amendment No. 3 to Credit Agreement dated as of October 31, 2013 (“Amendment No. 3”). Amendment No. 3 amended the 2012 Credit Agreement to:

•	modify certain of the financial covenants as follows:

-	lower the limit on total capital expenditures for our 2013 and 2014 fiscal years from $47.5 million and $30 million, respectively to $18 million;

-	change the required Debt Service Ratio, which is consolidated EBITDA (earnings before interest, taxes, depreciation and amortization) divided by consolidated debt service (cash interest payments plus the scheduled principal payments on all outstanding debt, including capital lease obligations), for the fiscal quarters set forth below as follows:

Fiscal Quarter Ending	Change to Required Debt Service Coverage Ratio
September 30, 2013	From 3.25:1.00 to 1.75:1.00
December 31, 2013	From 3.25:1.00 to 2.00:1.00
March 31, 2014	From 3.50:1.00 to 2.00:1.00
June 30, 2014	From 3.50:1.00 to 2.75:1.00

Exhibit 99.2

-	change the Net Leverage Ratio, which is consolidated Net Indebtedness (all outstanding debt, capital lease obligations, unused letters of credit and contingent obligations less cash and cash equivalents) divided by consolidated EBITDA, for the fiscal quarters set forth below as follows:

Fiscal Quarter Ending	Change to Required Net Leverage Ratio
September 30, 2013	From 2.25:1.00 to 3.50:1.00
December 31, 2013	From 2.00:1.00 to 3.25:1.00
March 31, 2014	From 1.75:1.00 to 3.25:1.00
June 30, 2014	From 1.50:1.00 to 2.50:1.00
September 30, 2014	From 1.25:1.00 to 1.75:1.00

-	change the Total Leverage Ratio, which is consolidated Indebtedness (all outstanding debt, capital lease obligations, unused letters of credit and contingent obligations) divided by consolidated EBITDA, for the fiscal quarters set forth below as follows:

Fiscal Quarter Ending	Change to Required Total Leverage Ratio
September 30, 2013	From 2.50:1.00 to 4.25:1.00
December 31, 2013	From 2.25:1.00 to 3.75:1.00
March 31, 2014	From 2.25:1.00 to 3.75:1.00
June 30, 2014	From 2.00:1.00 to 2.75:1.00
September 30, 2014	From 2.00:1.00 to 2.25:1.00
December 31, 2014	From 1.75:1.00 to 2.00:1.00

•	provide for the following restrictions until the date our financial statements for the third quarter of 2014 are delivered to the administrative agent or, if a default exists and is continuing on that date, such later date as the default is cured or waived (the “Financial Statement Delivery Date”):

-	prohibit any sales by certain of the Former SAE insiders, including Jeff Hastings, Brian Beatty and Brent Whiteley, of our securities economically owned by them;

-	limit payments of interest under our $17.5 million subordinated note issued in connection with the Merger to the stockholders of Former SAE, other than certain of the Former SAE insiders, including Jeff Hastings, Brian Beatty and Brent Whiteley, who have agreed to allow us to withhold their interest payments; provided, that such amounts may be accrued and paid following the Financial Statement Delivery Date; and

-	further restrict the dividends that may be paid by our direct and indirect subsidiaries to their respective stockholders;

•	remove the concept of “Material Contract Termination Event” and the related restrictions that would otherwise have become applicable should such an event occur;

•	eliminate the conditional amendments included in Amendment No. 2, which were conditioned upon us borrowing an additional $20 million under the Credit Agreement;

Exhibit 99.2

•	confirm our ability to (i) issue warrants upon conversion of the Notes, and (ii) pursue the exchange of our Warrants pursuant to the Offer;

•	remove the requirement that agreements we or our subsidiaries enter into governing the terms and relative rights of our securities and agreements by our stockholders with respect to our securities must be approved by the administrative agent; provided, that we may not enter into or amend any such agreement if it could reasonably be expected to be adverse to the interests of any of the lenders or result in a default under the Credit Agreement;

•	revise the representation and warranty regarding our financial statements to reflect prior restatements of our financial statements for our 2010 and 2011 fiscal years and the fiscal quarter ended March 31, 2013;

•	make certain clarifying changes to reflect the Merger as a “Qualified Merger” under the 2012 Credit Agreement and our joinder as a “Parent” under the Credit Agreement; and

•	remove certain outdated provisions.

Former SAE borrowed the entire $80 million available under the 2012 Credit Agreement as a single drawdown, and, after payment of all debt described above, the approximately $40 million remaining under the 2012 Credit Agreement is being used to fund our capital expenditures and to provide working capital, as needed. The 2012 Credit Agreement interest rate is 13.5%, of which 2.5% may be paid-in-kind (“PIK”), at our election, by adding interest back to the principal amount under the 2012 Credit Agreement. Our management has exercised the PIK option thus far in 2013 and currently intends to continue to do so. Repayment of the 2012 Credit Agreement began on December 31, 2012, with a payment of $100,000, and additional principal payments of $200,000 are due at the end of every calendar quarter through September 30, 2016, with the balance due on November 28, 2016. The 2012 Credit Agreement provides for certain prepayment penalties if we prepay any portion of the outstanding principal balance prior to its due date that decline over the term of the agreement.

SAE Inc., NES and Seismic are joint borrowers under the 2012 Credit Agreement and their obligations are guaranteed by Former SAE, now Merger Sub, which pledged all of its shares of SAE Inc. to secure such obligations. In connection with the Merger, we executed a joinder to the 2012 Credit Agreement becoming bound thereunder in the same capacity as Former SAE, and now Merger Sub. The 2012 Credit Agreement is also secured by security interests in most of our assets, including all of our equity interests in NES and Seismic, 65% of the shares of our Singapore subsidiary, our equipment, accounts receivable and other personal property in Alaska, Colombia and Peru, a secured intercompany note evidencing loans to our Canadian subsidiary (in an amount equal to the greater of (i) $15 million and (ii) the book value from time to time of the assets of such subsidiary) and an unsecured global intercompany note (signed by Former SAE, SAE Inc., Seismic, NES and our subsidiaries in Australia, Brazil and Singapore) evidencing the intercompany loans between and among such entities. The payment of intercompany notes and stockholder notes is subordinated to the payment of the obligations under the 2012 Credit Agreement. The lenders may require additional security interests to be granted with respect to assets not initially pledged to them.

We may borrow up to an additional $20 million under the 2012 Credit Agreement on the same terms as our current loan amount, including the effective interest rate, provided that, at the time of our request, no default exists and certain conditions are satisfied. Those conditions include the consent of the lenders that agree to provide such additional loan amounts, our compliance on a pro forma basis with certain financial ratio tests and the execution of an amendment to the 2012 Credit Agreement, in a form agreed to by us and the administrative agent under the 2012 Credit Agreement, providing for the increase in the loan amount.

The 2012 Credit Agreement contains numerous negative covenants, including covenants restricting liens, consolidations, mergers (except for the Merger), acquisitions, purchases and sales of assets other than in the ordinary course of business, dividends, indebtedness, advances, investments, loans, transactions with affiliates, capital expenditures, modifications or prepayments of existing stockholder notes, amendments of the certificates of incorporation and by-laws of our company and our subsidiaries, changes to our joint venture or any of the stockholder notes, prepayment or amendment of any intercompany secured note, issuances of additional equity interests, changes in the nature of the companies’ existing businesses, the creation of additional subsidiaries and holding amounts in deposit accounts not subject to perfected security interests.

Exhibit 99.2

The 2012 Credit Agreement also contains affirmative covenants, including those requiring the furnishing of periodic financial information, compliance with ERISA and environmental laws and other standard covenants. The most significant financial covenants are described below.

Under the 2012 Credit Agreement, our capital expenditures may not exceed the amounts listed below for each fiscal year; provided that if we do not use the entire amount allocated for capital expenditures in any one year, such amount will be added to, and additional capital expenditures will be allowed in, the following year:

Fiscal Year Ending December 31,	Authorized Capital Expenditure Amount
2012	$42,500,000
2013	$18,000,000
2014	$18,000,000
2015	$42,500,000
2016	$42,500,000

Actual capital expenditures in 2012 were approximately $41.7 million, which allows us to make additional capital expenditures in 2013. The decrease in authorized capital expenditure amounts for fiscal years 2013 and 2014 is to allow us to try to fully utilize the equipment we acquire before increasing capital expenditures. Once the level of utilization is maximized, we will again expand the level of our capital expenditures.

The ratio of our consolidated EBITDA (earnings before interest, taxes, depreciation and amortization) to consolidated debt service (cash interest payments plus the scheduled principal payments on all outstanding debt, including capital lease obligations), as computed each fiscal quarter, may not be less than the following ranges:

Fiscal Year Ending December 31,	Debt Service Coverage Ratio
2013	1.75 – 3.25:1.00
2014	2.00 – 3.75:1.00
2015	4.00:1.00
2016	4.00:1.00

The ratio of our consolidated net indebtedness (all outstanding debt, capital lease obligations, unused letters of credit and contingent obligations less cash and cash equivalents) to consolidated EBITDA, as computed each fiscal quarter, may not be greater than the following ranges:

Fiscal Year Ending December 31,	Net Leverage Ratio
2013	3.50 – 2.25:1.00
2014	3.25 – 1.25:1.00
2015	1.25:1.00
2016	1.25:1.00

The ratio of our consolidated indebtedness (all outstanding debt, capital lease obligations, unused letters of credit and contingent obligations) to consolidated EBITDA, as computed each fiscal quarter, may not be greater than the following ranges:

Fiscal Year Ending December 31,	Total Leverage Ratio
2013	4.25 – 2.50:1.00
2014	3.75 – 2.00:1.00
2015	1.75:1.00
2016	1.75:1.00

Exhibit 99.2

At June 30, 2013 and December 31, 2012, we were in compliance with all covenants and had $80.5 million and $79.9 million, respectively outstanding under the 2012 Credit Agreement.

The 2012 Credit Agreement contains events of default related to nonpayment of obligations thereunder, representations or warranties being determined to be untrue in any material respect when made, noncompliance with covenants, default under other agreements, the bankruptcy or insolvency of us or any of our subsidiaries, special ERISA defaults related to plan underfunding and other reportable events, any security document ceasing to be in effect or failing to constitute a first priority lien or security interest in favor of the lenders, any guaranty of the obligations ceasing to be in force or being denied or disaffirmed, judgments or decrees being entered against us or any of the borrowers, or the occurrence of a change of control or a material adverse event.

Additional financing is not anticipated, nor is it permitted under the 2012 Credit Agreement other than with respect to our ability to borrow additional amounts under the 2012 Credit Agreement as described above. As a result, financing activities in 2013 are restricted to the planned principal payments of $200,000 per quarter and the payment of current debt capital leases, and other items. The Merger generated net cash proceeds of $35.3 million, net of the $15 million in dividends paid to Former SAE stockholders as part of the Merger. This resulted in net cash provided of $14.1 million for financing activities in the first six months of 2013. The same periods in the prior year provided $9.9 million of cash, principally as the result of net refinancing and borrowings.

The 2012 Credit Agreement provides for certain prepayment penalties if we prepay any portion of the outstanding principal balance prior to its due date that decline over the term of the agreement.